Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Arthur J. Gallagher & Co. for the registration of debt securities, guarantees, common stock, preferred stock, warrants, depository shares, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 5, 2021, with respect to the consolidated financial statements of Arthur J. Gallagher & Co., and the effectiveness of internal control over financial reporting of Arthur J. Gallagher & Co. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

March 8, 2021